Athena Bitcoin Global

800 NW 7th Avenue,

Miami, Florida 33136

January 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rolf Sundwall, Staff Accountant (202) 551-3105
David Irving, Staff Accountant (202) 551-3321
Irene Paik, Staff Attorney (202) 551-6553
Sandra Hunter Berkheimer at (202) 551-3758

Re:	Athena Bitcoin Global
Registration Statement on Form S-1 Filed February 10, 2022
Amendment No. 1 to Registration Statement on Form S-1 Filed March 17, 2022
Amendment No. 2 to Registration Statement on Form S-1 Filed May 16, 2022
Amendment No. 3 to Registration Statement on Form S-1 Filed June 24, 2022
Amendment No. 4 to Registration Statement on Form S-1 Filed November 13, 2023
File No. 333-262629

Dear Ms. Paik:

Athena Bitcoin Global (the “Company”) confirms receipt of the letter dated December 14, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. We are responding to the Staff’s comments in this letter and are contemporaneously filing Amendment No. 5 to Registration Statement on Form S-1 (the “Amendment”). The Staff’s comments are set forth below, followed by the Company’s response:

Amendment No. 4 to Registration Statement on Form S-1 filed November 13, 2023

General

1.	Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price, including any material impact from the price volatility of crypto assets. In addition, to the extent material, discuss how the bankruptcies of major crypto asset market participants and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered because of the bankruptcies or may otherwise be lost or misappropriated.

RESPONSE:

In response to the Staff’s comments, please note that the Company has not been directly impacted by any crypto asset market developments related to bankruptcies. The Company has not entered into any relationships with any of the companies in the crypto economy that experienced significant negative events. This includes FTX, Blockfi, Celsius and Voyager. The Company’s risk related to volatility of crypto prices is negated by the nature of the Company’s operations. The Company holds onto crypto assets primarily to fund its Athena Bitcoin, Athena Plus and White-Label service offerings. These crypto assets are held by the Company for less than ten days, which limits our exposure to price fluctuations of crypto assets. We have not experienced a direct material impact from the price volatility of crypto assets. However, we have disclosed risks regarding the volatility of the price and its potential impacts on the Company.

United States Securities and Exchange Commission

January 12, 2024

The Company is directly impacted by the broader macro-economic climate related to crypto assets. Negative events, such as the FTX bankruptcy and significant fluctuations of crypto asset prices could erode investor confidence in crypto assets. This could result in a reduction of demand of crypto assets.

The Company has also disclosed the impacts of Terra LUNA and Stablecoins as a risk in the Amendment. Please see our disclosure under the Company’s Risk Factors on page 31 and of the Amendment. We have also set forth below the above referenced risk factors. In addition, we have added a new risk factor addressing specifically the Staff’s comment regarding the impact of bankruptcies on the Company’s operations. See pages 16 and 18 of the Amendment and below.

The prices of Bitcoin and other crypto assets are volatile.

We generate substantially all our revenue from the sale of crypto assets to our customers, either using our Bitcoin ATMs or over the phone. Revenue is based on the prices that we charge our customers based on prevailing market prices. The price at which we are able to purchase crypto assets prior to selling those same crypto assets may not be lower than the sale price if the market conditions change between those two points in time. Purchasing Bitcoin or other crypto assets for prices higher than they can be later sold could result in an impairment of the asset value and our operating results could be adversely affected. The value of the entirety of our crypto assets held could be lost if the prices of those crypto assets were to significantly decrease, which would adversely affect our operating results. There are no assurances that the crypto assets we hold will have value from one day to the next and we could suffer a loss if any of the prices of those crypto assets declines or is permanently depressed.

As discussed in our financial statements included in this prospectus, we account for our crypto assets as indefinite-lived intangible assets, which are subject to impairment losses if the fair value of our crypto assets decreased below their carrying value. As of December 31, 2022, management’s estimate of the effect on fair values due to a +/- 20% uniform change in the market prices of all crypto assets, with all other variables held constant, was +/- $73.0 thousand (December 31, 2021: +/- 168.4 thousand). As of September 30, 2023, management’s estimate of the effect on fair values due to a +/- 20% uniform change in the market prices of all crypto assets, with all other variables held constant was +/- $60.6 thousand.

Bankruptcies of major crypto asset market participants have impacted the broader crypto economy

The failure of several prominent crypto trading venues and lending platforms, such as FTX, Celsius Networks and Voyager has impacted and may continue to impact the broader cryptoeconomy. The full extent of these impacts may not yet be known. Impacts include, but are not limited to, the consequent and ongoing financial distress and bankruptcy of certain crypto market participants, loss of confidence in the broader cryptoeconomy, reputational harm to crypto asset platforms generally, increased negative publicity of the broader cryptoeconomy, heightened scrutiny by regulators and lawmakers and calls for increased regulation of crypto assets and crypto asset platforms. We have had no material direct impact to our business, financial condition, customers or counterparties from these bankruptcies; however, these bankruptcies did cause a change to crypto market prices, crypto market volatility and customer sentiment, and each of these drivers do indirectly impact our business and our revenue potential. We do not have any known material financial exposure to other cryptoeconomy participants that faced insolvency and liquidity issues, experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets, allegedly mishandled customer funds, or experienced significant corporate compliance failures in connection with these bankruptcies.

United States Securities and Exchange Commission

January 12, 2024

Stable Coins may not have any intrinsic value.

Tether, USD Coin, Dai and TrueUSD are examples of Stablecoins. Stablecoins are crypto assets designed to have a stable value over time as compared to typically volatile crypto assets and are typically marketed as being pegged to a fiat currency, most commonly the U.S. dollar, at a rate of 1:1. Stable coins make up an estimated 11% of the total market cap of crypto assets. The largest stable coin is Tether, which is the third largest crypto asset by market cap at 83.3 billion USD per Coinmarketcap.com as of September 30, 2023. The Company sells Tether as part of its Athena Plus services. Some have argued that some stable coins, particularly Tether, are improperly issued without sufficient backing, and have also argued that those associated with certain stable coins may be involved in laundering money. On February 17, 2021, the New York Attorney General entered an agreement with Tether’s operators, requiring them to cease any further trading activity with New York persons and pay $18.5 million in penalties for false and misleading statements made regarding the assets backing Tether. Terra LUNA, another stable coin, collapsed in May 2022 due to issues with its algorithm, resulting in the stable coin losing all value. This sent shockwaves through the crypto market, with the total market cap of crypto assets decreasing by approximately 22% during May 2022. Volatility in stable coins, operational issues with stable coins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stable coins, or regulatory concerns about stable coin issuers or intermediaries, such as crypto asset spot markets, that support stable coins, could have a significant impact on the global crypto market. This could reduce the market price of all of the crypto assets that the Company utilizes in its operations, impact any individual’s willingness to purchase Tether from the Company and may adversely affect the Company’s operating results and value of the Company’s shares of common stock.

2.	If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

•	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
•	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
•	Have the crypto assets of their customers unaccounted for.
•	Have experienced material corporate compliance failures.

RESPONSE:

In response to Staffs comments, please note that the Company believes that it is not applicable to our business. We did not have any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets that meet any of the criteria listed above.

3.	If material to an understanding of your business, discuss any steps you take to safeguard your, your affiliates' or your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest.

Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of crypto asset market disruptions.

RESPONSE:

In response to the Staff’s comments, please note that the Company engages in significant transaction volume of crypto assets. While the Company does not hold material amounts of crypto assets for longer than two (2) days after the original acquisition date, it is important for the business to have sufficient steps to safeguard our crypto assets and our customer’s crypto assets, as applicable. The Company's hot wallet is secured with authentication protocols and passwords that are accessible to a limited number of employees, the Company has cryptocurrency security practices in place and all transactions conducted on the wallet are done through a multi-step approval process with tracking.

The Company only maintains an immaterial amount of customer crypto assets for a revenue stream (Bitquick) that the Company no longer offers to customers.

The Company has included additional risk disclosures in the Amendment (see page 25) and as set forth below.

United States Securities and Exchange Commission

January 12, 2024

Our failure to safeguard and manage the customer’s crypto assets could adversely impact our business, operating results, and financial condition.

The Company acts as a custodian for certain customer’s crypto assets, which includes having access to and managing cryptographic private keys. The Company defines this process as “safeguarding.” As of September 30, 2023, we were responsible for safeguarding $45,000 in crypto assets, all in the form of Bitcoin. Those Bitcoin are not insured or guaranteed by any government or government agency. Our ability to manage and accurately safeguard these user assets requires a high level of internal controls, including use of authentication protocols, passwords and multi-step approval processes. As our business continues to grow and we expand our product and service offerings, we must continue to strengthen our associated internal controls. Our success and the success of our offerings requires significant public confidence in our ability to properly manage security. The Company is not the legal owner of these crypto assets. However, because we safeguard cryptographic key information such cryptographic key information may be considered to be the property of a bankruptcy estate, in the event of a bankruptcy, the users may not be able to access their crypto assets. This may result in customers finding our services riskier and less attractive and any failure to increase our customer base, discontinuation or reduction in use of our platform and products by existing customers as a result could adversely impact our business, operating results, and financial condition. If we do not successfully manage the security needs associated with safeguarding such crypto assets for users, then such a loss could cause a substantial business disruption of our operations, adverse reputational impact, inability to compete with our competitors, regulatory scrutiny, and consequently, it could adversely impact an investment in our shares of common stock.

The theft, loss, or destruction of private keys required to access any Bitcoin may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any Bitcoin, it could cause regulatory scrutiny, reputational harm, and other losses.

Bitcoin is generally accessible only by the possessor of the unique private key relating to the digital wallet in which the Bitcoin is held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private to prevent a third party from accessing the Bitcoin held in the applicable wallet. To the extent that any of the private keys relating to our wallets containing Bitcoin held for our own account or our users’ private keys relating to their un-hosted wallets is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we or our users will be unable to access the Bitcoin held in the related wallet. Further, we cannot provide assurance that our or our users’ wallets will not be hacked or otherwise compromised. Cryptocurrency and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or any hack or other compromise of, digital wallets used to store our users’ Bitcoin could adversely affect our users’ ability to access or sell their Bitcoin, as well as result in loss of user trust in us. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could hurt our brand and reputation, result in significant losses, and adversely impact our business.

Any failure to obtain or maintain necessary money transmission and virtual currency business activity registrations and licenses could adversely affect our operations.

In the United States, we have obtained licenses to operate as a money transmitter, or the equivalent, in the states where we understand such licenses or equivalent are required to conduct our business. We also currently operate in states where we do not believe we are required, or have been informed by the relevant jurisdiction that we are not required, to obtain money transmitter licenses or any other required licenses. This belief is based on our analysis of the applicable laws and regulations and/or our communications with the regulators in the relevant jurisdiction. We plan to apply for money transmitter or virtual currency licenses or their equivalents in additional jurisdictions as needed. As we obtain additional licenses, we may be required to bear substantial costs to comply with the requirements of the additional states or jurisdictions. If our licenses are not renewed, we are denied licenses in additional states or jurisdictions where we choose to apply for a license, or jurisdictions that have previously not required a license require a license in the future, we could be forced to seek a license or change our business practices.

United States Securities and Exchange Commission

January 12, 2024

As a money services business and a money transmitter, we are subject to a range of legal obligations and requirements including bonding, net worth maintenance, user notice and disclosure, reporting, recordkeeping and cybersecurity requirements, and obligations that apply to the safeguarding of third-party funds and crypto assets. In addition, the licensed entity within our corporate structure is subject to inspection and examination by the state licensing agencies and certain actions involving that entity, such as changes in controlling equity holders, board members, and senior management, may require regulatory approval. Further, if we were found by these regulators to be in violation of any applicable laws, rules, or regulations, we could be subject to fines, penalties, lawsuits, and enforcement actions, additional compliance requirements, increased regulatory scrutiny of our business, restriction of our operations, or damage to our reputation or brand. Regulatory requirements are constantly evolving, and we cannot predict whether we will be able to meet changes to existing regulations or the introduction of new regulations without such compliance harming our business, financial condition, and operating results.

Certain jurisdictions have enacted rules that require money transmitters, money services businesses, or virtual currency businesses to establish and maintain transaction monitoring, filtering, scanning and cybersecurity. programs. Wherever we are subject to these rules, we are required to adopt business practices that require additional expenditures and impact our operating results.

Additionally, if federal, state, or international regulators were to take actions that limit or prohibit us or our business partners from continuing to operate our business or their businesses as currently operated, whether by imposing additional requirements, compliance obligations or sanctions, such actions could harm our business. Any change to our business practices that makes our service less attractive to users or prohibits use of our services by residents of a particular jurisdiction could decrease our transaction volume and harm our business.

Prospectus Summary

Bitcoin Adoption, page 3

4.	We note your disclosure that per Chainalysis.com, the global index score has increased significantly from 0.75 in the first quarter of 2023 to 0.82 in the second quarter of 2023, indicating a higher level of crypto adoption worldwide. Our review of the Chainalysis.com 2023 Geography of Cryptocurrency Report suggests that the global index score has decreased since the second quarter of 2022. Please revise your disclosure to reconcile this discrepancy and also update the chart showing the global index score by quarter to include data from 2023. Please also explain in greater detail how the global index score is calculated and what the metrics indicate. For example, tell us whether a global index score of 1.00 indicates 100% adoption of cryptocurrency.

RESPONSE:

In response to Staffs comments, we have included an updated chart containing data through Q2 2023 from the issued Q3 2023 Chainalysis report. There has been a decrease in usage from the peak. The Company added in language regarding this decrease, in particular to discuss the variability of the price and the negative events impacting the crypto industry during said period (in particular the bankruptcy of FTX). We have included the disclosure regarding the methodology used in the report in the Amendment (page 3), and as provided below.

Supplementally, we are including in our response the disclosure regarding methodology used in the Chainalysis.com 2023 Geography of Cryptocurrency Report:

United States Securities and Exchange Commission

January 12, 2024

Methodology

METHODOLOGY: The Global Crypto Adoption Index is made up of five sub-indexes. Each of those sub-indexes is based on countries’ usage of different types of cryptocurrency services. We rank all 155 countries for which we have sufficient data on each sub-index, weight the rankings by characteristics like population size and purchasing power, take the geometric mean of each country’s ranking in all five, and then normalize that final number on a scale of 0 to 1 to give every country a score that determines the overall rankings. The closer the country’s final score is to 1, the higher the rank. In order to calculate our sub-indexes, we estimate countries’ transaction volumes for different types of cryptocurrency services and protocols based on the web traffic patterns of those services’ and protocols’ websites. We acknowledge that web traffic data isn’t perfect. Some crypto users are almost certainly employing VPNs and other tools that mask online activity. But given that our index takes into account hundreds of millions of transactions and 13 billion web visits, we’re confident that any misattributed transaction volume due to VPNs is too small to compromise the data as a whole. We also vet our index with local crypto experts and operators around the world, giving us more confidence in this methodology……We can see this on the chart below (chart included in the filing), where we apply our Adoption Index Methodology globally by summing all 155 countries’ index score for each quarter from Q3 2020 to the present and re-index them again to show adoption growth over time across the world.

Amended Disclosure in the Amendment (page 3)

“In second quarter of 2023, PayPal reported that its crypto revenue increased by 56% to $1.1 billion, and that Venmo's crypto volume grew by 29% to $67 billion. PayPal and Venmo have also expanded their crypto offerings, such as allowing users to transfer crypto to third-party wallets and exchanges, and introducing crypto transfers via Venmo. These features have increased the utility and accessibility of crypto for their customers, and have helped drive more adoption in the U.S. and beyond. Per Chainalysis.com, the aggregate global index score, which is based on countries’ usage of different types of cryptocurrency services, has demonstrated that global adoption has increased since Q3 2020. This index score is based on five sub-indexes, which is a quantitative measure of countries’ usage of different types of cryptocurrency services. These sub-indexes are based on crypto currency transactions on centralized crypto exchanges (weighted by purchasing power parity), on-chain retail value received at centralized exchanges (weighted by purchasing power parity per capita), peer-to-peer exchange trade volume (weighted by purchasing power parity per capita and number of internet users), on-chain cryptocurrency received from Defi protocols (weighted by purchasing power parity per capita) and on-chain retail value received from Defi protocols (weighted by purchasing power parity per capital). The scores for all 155 countries utilized by chainalysis.com are summed for each quarter from Q3 2020 to the present and re-indexes to show adoption growth over time across the world.

United States Securities and Exchange Commission

January 12, 2024

We believe this trend is due in part to an increase in companies and online service providers that are helping to make Bitcoin and other crypto assets more widely and easily usable. This trend is also correlated with the increase in the price of Bitcoin and significant events that have occurred in the crypto economy. Given the infancy of the new digital global financial system, there has been significant variability of price since the inception of Bitcoin. There have also been negative press events, such as the FTX bankruptcy and Terra LUNA, that have caused fluctuations in the price of Bitcoin and in Bitcoin’s global adoption. These negative events played a significant role in the reduction of the Global Index Score from Q4 2021 to Q4 2022. However, despite the variability of the price and these negative events, the global index score has increased significantly since Q3 2020. We believe that this demonstrates the durability of the new digital global financial system and that as worldwide adoption continues, the Company is optimistic that the variability of the price and the frequency of these negative events will decrease.”

Company Summary

Athena Bitcoin ATMs, page 6

5.	We note your disclosure on page 6 that “customers can purchase as little as $1 of an available crypto asset (most commonly Bitcoin).” We also note that you no longer transact in Ethereum, Litecoin, and BCH at your ATMs. To the extent accurate, please revise your disclosure throughout to clarify that customers can no longer transact in crypto assets other than Bitcoin at your ATMs, including in the gatefold. Please also revise to disclose when this transition took place and whether you intend to offer these or other crypto assets through your ATMs in the future.

RESPONSE:

In response to Staffs comments, we have revised the disclosure in the Amendment as follows (pages 6 and 33) to provide that effective as of July 19, 2023, the Company only sells and buys Bitcoin in their Athena Bitcoin ATMs. The Company has no intention of selling other crypto assets from the Athena Bitcoin ATMs in the future.

6.	We note that you removed disclosure regarding the range of 5 % and 20% that you mark up the crypto assets available through the Athena Bitcoin ATM. Please revise your disclosure to reinstate this information. In addition, please disclose the mark ups by crypto asset for each fiscal period you provide disclosure.

In response to Staffs comments, please note that the Company has revised the statements to disclose the mark-up range for Athena Bitcoin ATMs as well as mark-up information for the crypto assets sold. The updated disclosure is set forth below (page 7 of the Amendment):

We charge a fee per crypto asset available through our Athena Bitcoin ATM, equal to the prevailing price at U.S.- based exchanges plus a markup that typically ranges between 13% and 26%. The prices shown to customers on our Bitcoin ATM are inclusive of this price spread and are calculated by multiplying the prevailing price level of crypto asset by one plus the markup. The markup varies from one crypto asset to another and by location. It is determined by a proprietary method that is maintained as a trade secret. Our revenues associated with our ATM transactions are recognized at the time when the crypto asset is delivered to the customer’s wallet.

The average markup by crypto asset for each period are shown below:

Crypto Asset	For the Nine Months Ended September 30, 2023	For the Twelve Months Ended December 31, 2022	For the Twelve Months Ended December 31, 2021
Bitcoin	26%	14%	15%
Ethereum	22%	13%	15%
Litecoin	21%	14%	15%
Bitcoin Cash	22%	14%	15%
Total (Average)	23%	14%	15%

United States Securities and Exchange Commission

January 12, 2024

Ancillary, page 7

7.	We note your disclosure that your contract to develop the Chivo Ecosystem ended December 31, 2021. Please clarify whether you continue to support the Chivo Ecosystem under the contract. In addition, we note your disclosure on page 41 that you anticipate no further revenue related to the Chivo intellectual property and ecosystem. Please revise your disclosure in the Prospectus Summary to include this information. In addition, please restore some of the discussion regarding the history of your relationship with Chivo to provide investors context for your disclosure.

RESPONSE:

In response to Staffs comments, please note that we continued to support the Chivo Ecosystem in 2022 after it was developed in December 31, 2021. This is a part of our ancillary services and was not material to the Company.

We have included more background information regarding our relationship with the government of El Salvador on page 7 of the Amendment as set forth below:

“White-label Service

The Company began working with the government of El Salvador in June 2021 to support the implementation of its Bitcoin Law. The Bitcoin Law gave Bitcoin the status of legal tender within the country of El Salvador after September 7, 2021. To assist the government of El Salvador with adoption of Bitcoin as legal tender, the Company provided the white-label service as well as certain ancillary services (discussed in next section).

This white-label service is comprised of installing and operating a fixed number of ATMs on behalf of the El Salvadoran government. Our services provide Company owned ATMs to the government of El Salvador, which we operate on behalf of them. Our responsibilities operating the ATMs include ensuring that the ATM have sufficient cash, performing repairs and maintenance, loading and unloading cash, setting up the network connections, and software upgrades, as necessary. We generally charge a separate fixed fee for installation of the ATM and a separate monthly fixed fee to operate the machine. We do not charge commission or transaction fees to operate these machines. We charge customers for certain activities that are necessary to operate the machines, including preventative repairs. The Company does not sell crypto assets to the users of the machine, as the crypto assets are the property of the government of El Salvador. The Company since the initial installation of the agreed upon ATMs only provides on-going support services for these ATMs. The Company has not installed any new ATMs since 2021.

Ancillary

The Company engages in ancillary services to customers as part of its mission to bring the new digital financial system to the world. This includes the sale of point-of-sale terminals (“POS Terminals”) and developing crypto ecosystems. In 2021, the Company agreed to develop and support the Chivo Ecosystem for the government of El Salvador. The Chivo Ecosystem acts as the interface to El Salvador’s Bitcoin Digital Wallet and Website for El Salvador and its users. The Company’s contract to develop the Chivo Ecosystem ended December 31, 2021. The Company continued to provide support services to the government of El Salvador during 2022 to assist with the Chivo Ecosystem, as necessary.”

United States Securities and Exchange Commission

January 12, 2024

White-label Service, page 7

8.	We note your disclosure on page 40 that in 2021 and 2022, you have installed 200 Chivo Bitcoin ATMs in El Salvador, 10 Chivo Bitcoin ATMs at El Salvador consulates in the U.S. and 45 Chivo Bitcoin ATMs in other U.S. locations. Please clarify here and elsewhere whether you continue to install new ATMs on behalf of Chivo or are only providing operating services for the installed ATMs.

RESPONSE:

In response to Staffs comments, please note that we are currently only providing operating services for the installed ATMs under the existing agreements. We have not been continuing to install any additional new ATMs. Please see our disclosure below and on page 7 of the Amendment:

“This white-label service is comprised of installing and operating a fixed number of ATMs on behalf of the government of El Salvador. Our services provide Company owned ATMs to the government of El Salvador, which we operate on behalf of them. Our responsibilities operating the ATMs include ensuring that the ATM have sufficient cash, performing repairs and maintenance, loading and unloading cash, setting up the network connections, and software upgrades, as necessary. We generally charge a separate fixed fee for installation of the ATM and a separate monthly fixed fee to operate the machine. We do not charge commission or transaction fees to operate these machines. We charge customers for certain activities that are necessary to operate the machines, including preventative repairs. The Company does not sell crypto assets to the users of the machine, as the crypto assets are the property of the government of El Salvador. The Company since the initial installation of the agreed upon ATMs only provides on-going support services for these ATMs. The Company has not installed any new ATMs since 2021.”

Risk Factors, page 14

9.	Please revise your risk factor disclosure, as applicable, to discuss the following:

•	Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets.
•	Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.
•	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.
•	Describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of jurisdictions where you have obtained the required governmental licenses and authorizations.
•	Discuss any reputational harm you may face in light of crypto asset market disruptions. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.
•	Describe any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
•	Describe any gaps your board or management have identified with respect to risk management processes and policies in light of crypto asset market conditions as well as any changes they have made to address those gaps.

United States Securities and Exchange Commission

January 12, 2024

RESPONSE:

In response to Staffs comments, we have included the following risk factors (pages 10 and 35 of the Amendment)

“We are subject to an extensive and highly evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws, rules, and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.”

Our business is subject to extensive laws, rules, regulations, policies, orders, determinations, directives, and legal and regulatory interpretations and guidance in the markets in which we operate. The scope of laws, rules, and regulations that can impact our business is expansive and includes certain of the requirements that apply to financial services, money transmission, privacy protection, cybersecurity, electronic payments, securities and commodities regulation, data governance, data protection, fraud detection, marketing. civil rights (including the Americans with Disabilities Act, which generally requires, among other things, that our employees be accessible to individuals with disabilities), competition, bankruptcy, tax, anti-bribery, economic and trade sanctions, anti-money laundering, and counter-terrorist financing. These laws include cryptocurrency laws that have been adopted in some jurisdictions that can impact cryptocurrency custody, exchange, and transfer, cross-border and domestic crypto asset transmissions.

Many of these laws, rules and regulations were adopted prior to the advent of the internet, mobile technologies, crypto assets and related technologies. As a result, some applicable laws, rules and regulations do not contemplate or address unique issues associated with crypto assets or the digital financial system, are subject to significant uncertainty, and vary widely across U.S. federal, state, and local and international jurisdictions. These legal and regulatory regimes evolve frequently and may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of cryptocurrencies and the digital financial system requires us to exercise our judgment as to whether certain laws, rules, and regulations apply to us, and it is possible that governmental bodies and regulators may disagree with our conclusions.

To the extent we have not complied with such laws, rules, and regulations, we could be subject to significant fines, revocation of authorizations, registrations or licenses, limitations on our products and services, whistleblower complaints, reputational harm, and other regulatory consequences, each of which may be significant and could adversely affect our business, operating results, and financial condition.

In addition to existing laws, rules and regulations, various governmental and regulatory bodies, including legislative and executive bodies, in the U. S. and in other jurisdictions may adopt new laws, rules, regulations and regulatory requirements. For example, we could become subject to laws, regulations or other regulatory action imposing restrictions, disclosure requirements or limitations on the transaction fees that we are able to charge our users for Bitcoin transactions, including the markup at which we sell Bitcoin to users and the separate flat transaction fee that we charge. As a result, we may not be able to sell Bitcoin at a profitable margin, which would adversely affect our revenue and financial condition. Furthermore, new interpretations of existing laws, rules, and regulations may be issued by such bodies or the judiciary, which may adversely impact the development of the digital financial system as a whole and our legal and regulatory status in particular by changing how we operate our business, how our products and services are regulated, and what products or services we and our competitors can offer, requiring changes to our compliance and risk mitigation measures, imposing new registration or licensing requirements, or imposing a total ban on certain Bitcoin transactions, as has occurred in certain jurisdictions in the past.

United States Securities and Exchange Commission

January 12, 2024

We are subject to ongoing supervision, examination, oversight, and reviews and currently are, and expect in the future, to be subject to investigations and inquiries, by U.S. federal and state regulators, and foreign financial service regulators. As a result of findings from these reviews and examinations, regulators have, are, and may in the future require us to take certain actions, including amending, updating, or revising our compliance policies and procedures from time to time, limiting the kinds of users that we provide services to, changing, terminating, or delaying our registrations or licenses and the introduction of our existing or new product and services, and undertaking further external audits. From time to time, we may receive examination reports citing violations of rules and regulations, inadequacies in existing compliance programs, and requiring us to enhance certain practices with respect to our compliance program, including user due diligence, transaction monitoring, training, and regulatory reporting and recordkeeping. Implementing appropriate measures to properly remediate these examination findings may require us to incur significant costs, and if we fail to properly remediate any of these examination findings, we could face civil litigation, significant fines, damage awards, forced removal of certain employees including members of our executive team, barring of certain employees from participating in our business in whole or in part, revocation of existing authorizations, registrations or licenses, limitations on existing and new products and services, reputational harm, negative impact to our existing relationships with regulators, exposure to criminal liability, or other regulatory consequences. Further, we believe increasingly strict legal and regulatory requirements and additional regulatory investigations and enforcement, any of which could occur or intensify, may continue to result in changes to our business practices, as well as increased costs, and supervision and examination for ourselves and our service providers. Moreover, new laws, rules, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how we offer such products and services. Adverse changes to, or our failure to comply with, any laws, rules, and regulations have had, and may continue to have, an adverse effect on our reputation and brand and our business, operating results, and financial condition.

It may become illegal to acquire, own, hold, sell, or use Bitcoin or other cryptocurrencies, participate in blockchains or utilize cryptocurrencies in other countries, which would adversely affect us.

Although currently the use of crypto assets generally is not restricted in most countries, countries such as China and Russia have taken harsh regulatory actions to curb the use of cryptocurrencies and may continue to take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In September 2021, China instituted a blanket ban on all cryptocurrency transactions and mining, including services provided by overseas cryptocurrency exchanges in mainland China, effectively making all cryptocurrency-related activities illegal in China. In other nations, including Russia, it is illegal to accept payment in cryptocurrency for consumer transactions, and banking institutions are barred from accepting deposits of Bitcoin or other cryptocurrencies. In January 2022, the Central Bank of Russia called for a ban on crypto asset activities ranging from mining to trading. While our operations are currently limited to the U.S. and Latin America, such restrictions may adversely affect our growth potential or us if the restrictions limit the large-scale use of cryptocurrency or if the use of cryptocurrency becomes confined to certain regions globally. Such circumstances could have a material adverse effect on our business, prospects, operating results, and financial condition.

United States Securities and Exchange Commission

January 12, 2024

The digital financial system is continually being developed. As a result, governments and policymakers are still considering what a regulatory regime for cryptocurrencies should look like. If we are unable to effectively react to future proposed legislation and regulation of cryptocurrencies or cryptocurrency businesses, our business, operating results, and financial condition could be adversely affected.

The digital financial system is continually being developed and the new laws are being proposed and enacted. As a result, many policymakers are just beginning to consider what a regulatory regime for cryptocurrency should look like and the elements that would serve as the foundation for such a regime. As cryptocurrency has grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer protection agencies, and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illicit activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight, and have proposed legislation and regulations, undertaken enforcement actions and/or issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The impacts of such potential and proposed heightened regulatory oversight are not yet known. For example, on November 20, 2023, the California Department of Financial Protection and Innovation (“DFPI”) issued an invitation for comments on a potential rulemaking relating to two new California laws that will impose sweeping obligations on companies engaged in virtual currency activities in California and with California residents. The first law, Assembly Bill 39, prohibits people from engaging in digital financial asset business activity – or holding themselves out as being able to engage in digital financial asset business activity – without meeting certain criteria and obtaining a license from the DFPI, including compliance obligations and stablecoin approvals among other guidelines. The second, Senate Bill 401, imposes requirements on operators of digital financial asset transaction kiosks. The DFPI refers to the two bills collectively as the Digital Financial Assets Law (“DFAL”). The DFAL begins taking effect on January 1, 2024, with covered persons required to be licensed, or to have submitted a license application and be awaiting approval or denial of that application, on or before July 1, 2025. For further discussion of DFAL and its potential impact on the Company’s business operations, see pages 96 and 97 of this prospectus.

Competitors, including traditional financial services, have spent years cultivating professional relationships with relevant policymakers on behalf of their industry so that those policymakers may understand that industry, the current legal landscape affecting that industry, and the specific policy proposals that could be implemented to responsibly develop that industry. The lobbyists working for these competitors have similarly spent years developing and working to implement strategies to advance these industries. Members of the digital financial system have started to engage policymakers directly and with the help of external advisors and lobbyists, but this work is still in a relatively nascent stage. As a result, new laws, rules, and regulations may be proposed and adopted in the U.S. and internationally, or existing laws, rules, and regulations may be interpreted in new ways, that harm the digital financial system or digital asset businesses, which could adversely impact our business.

Our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions may increase and we may be subject to inquiries, investigations, and enforcement actions by U.S. and non-U.S. regulators and governmental authorities, including those related to sanctions, export control, and anti-money laundering.

If we expand our activities to other countries we do not currently operate in, we may become obligated to comply with additional laws, rules, regulations, policies, and legal interpretations of both the jurisdictions in which we operate and those into which we offer products and services on a cross-border basis. For instance, financial regulators outside the U.S. have in recent months significantly increased their scrutiny of digital asset exchanges, such as by requiring digital asset exchanges operating in their local jurisdictions to be regulated and licensed under local laws. Moreover, laws regulating financial services, the internet, mobile technologies, cryptocurrencies, and related technologies outside of the U.S. are evolving, extensive and could impose different, more specific, or even conflicting obligations on us, as well as broader liability. In addition, we are required to comply with laws, rules, and regulations related to economic sanctions and export controls enforced by U.S. Department of Commerce’s Bureau of Industry and Security, and U.S. anti-money laundering and counterterrorist financing laws, rules, and regulations enforced by FinCEN and certain state financial services regulators. U.S. sanctions and export control laws and regulations generally restrict dealings by persons subject to U.S. jurisdiction with certain jurisdictions that are the target of comprehensive embargoes, currently the Crimea Region, the Donetsk People’s Republic of Ukraine, the Luhansk People’s Republic of Ukraine, Cuba, Iran, North Korea, and Syria, as well as with persons, entities, and governments identified on certain prohibited party lists. Moreover, as a result of the Russian invasion of Ukraine, the U.S., the E.U., the United Kingdom, and other jurisdictions have imposed wide-ranging sanctions on Russia and Belarus and persons and entities associated with Russia and Belarus. There can be no certainty regarding whether such governments or other governments will impose additional sanctions, or other economic or military measures against Russia or Belarus.

United States Securities and Exchange Commission

January 12, 2024

We have an Office of Foreign Assets Control (“OFAC”) compliance program in place that includes monitoring of IP addresses to identify prohibited jurisdictions and of blockchain addresses that have either been identified by OFAC as prohibited or that otherwise are believed by us to be associated with prohibited persons or jurisdictions. Nonetheless, there can be no guarantee that our compliance program will prevent transactions with particular persons or addresses or prevent every potential violation of OFAC sanctions, and our expansion into additional jurisdictions may subject us to additional risks related to use of our services by sanctioned persons.

From time to time, we have submitted voluntary disclosures to OFAC or responded to administrative subpoenas from OFAC. Certain of these voluntary self-disclosures are currently under review by OFAC. To date, none of those proceedings has resulted in a monetary penalty or finding of violation. Any present or future government inquiries relating to sanctions could result in negative consequences for us, including costs related to government investigations, financial penalties, and harm to our reputation. The impact on us related to such matters could be substantial. Although we have implemented controls and are working to implement additional controls and screening tools designed to prevent sanctions violations, there is no guarantee that we will not inadvertently provide access to our products and services to sanctioned parties or jurisdictions in the future

Regulators worldwide frequently study each other’s approaches to the regulation of the digital financial system. Consequently, developments in any jurisdiction may influence other jurisdictions. New developments in one jurisdiction may be extended to additional services and other jurisdictions. As a result, the risks created by any new law or regulation in one jurisdiction are magnified by the potential that they may be replicated, affecting our business in another place or involving another service. Conversely, if regulations diverge worldwide, we may face difficulty adjusting our products, services, and other aspects of our business with the same effect.

The complexity of U.S. federal and state and international regulatory and enforcement regimes could result in a single event prompting numerous overlapping investigations and legal and regulatory proceedings by multiple government authorities across different jurisdictions. Any of the foregoing could, individually or in the aggregate, harm our reputation, damage our brands and business, and adversely affect our operating results and financial condition. Due to the uncertain application of existing laws, rules, and regulations, it may be that, despite our regulatory and legal analysis concluding that certain products and services are currently unregulated, such products or services may indeed be subject to financial regulation, licensing, or authorization obligations that we have not obtained or with which we have not complied. As a result, we are at a heightened risk of enforcement action, litigation, regulatory, and legal scrutiny which could lead to sanctions, cease and desist orders, or other penalties and censures which could significantly and adversely affect our continued operations and financial condition.

Complex and evolving U.S. and international laws, rules and regulation regarding privacy and data protection could result in claims, changes to our business practices, penalties, increased cost of operations, or otherwise harm our business.

We are subject to requirements relating to data privacy and the collection, processing, storage, transfer, and use of data under U.S. federal, state and foreign laws. For example, the FTC routinely investigates the privacy practices of companies and has commenced enforcement actions against many, resulting in multi-million dollar settlements and multi-year agreements governing the settling companies’ privacy practices. The California Consumer Protection Act, which became effective on January 1, 2020, imposes heightened data privacy requirements on companies that collect information from California residents. If we are unable to meet any such requirements, we may be subject to significant fines or penalties. As the number of jurisdictions enacting privacy and related laws increases and the scope of these laws and enforcement efforts expands, we will increasingly become subject to new and varying requirements. Failure to comply with existing or future data privacy laws, rules, regulations and requirements, including by reason of inadvertent disclosure of personal information, could result in significant adverse consequences, including reputational harm, civil litigation, regulatory enforcement, costs of remediation, increased expenses for security systems and personnel, and harm to our users. These consequences could materially adversely affect our business, financial condition and results of operations.

United States Securities and Exchange Commission

January 12, 2024

In addition, we make information available to certain U.S. federal and state, as well as certain foreign, government agencies in connection with regulatory requirements to assist in the prevention of money laundering and terrorist financing and pursuant to legal obligations and authorizations. In recent years, we have experienced increasing data sharing requests by these agencies, particularly in connection with efforts to prevent terrorist financing or reduce the risk of identity theft. During the same period, there has also been increased public attention to the corporate use and disclosure of personal information, accompanied by legislation and regulations intended to strengthen data protection, information security, and consumer privacy. These regulatory goals may conflict, and the law in these areas may not be consistent or settled. While we believe that we are compliant with our regulatory responsibilities, the legal, political, and business environments in these areas are rapidly changing, and subsequent legislation, regulation, litigation, court rulings or other events could expose us to increased program costs, liability and reputational damage that could have a material adverse effect on our business, financial condition, and results of operations.

Future developments in tax laws or regulations regarding the treatment and reporting of cryptocurrencies for U.S. and foreign tax purposes could adversely impact our tax expense and liabilities, reporting obligations, liquidity, and business.

Due to the new and evolving nature of cryptocurrencies and the absence of comprehensive legal and tax guidance with respect to digital asset products and transactions, many significant aspects of the U.S. and foreign tax treatment of transactions involving cryptocurrencies, such as the purchase and sale of cryptocurrencies, are uncertain, and it is unclear whether, when and what guidance may be issued in the future on the treatment of digital asset transactions for U.S. and foreign income tax purposes.

In 2014, the IRS released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. In 2019, the IRS released Revenue Ruling 2019-24 and a set of “Frequently Asked Questions” (which have been periodically updated), that provide additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of virtual currency. However, this guidance does not address other significant aspects of the U.S. federal income tax treatment of cryptocurrencies and related transactions.

There continues to be uncertainty with respect to the timing, character and amount of income inclusions for various digital asset transactions. Although we believe our treatment of digital asset transactions for federal income tax purposes is consistent with existing guidance provided by the IRS and existing U.S. federal income tax principles, because of the rapidly evolving nature of digital asset innovations and the increasing variety and complexity of digital asset transactions and products, it is possible the IRS and various U.S. states may disagree with our treatment of certain digital asset transactions for U.S. tax purposes, which could adversely affect our users and our business. Similar uncertainties exist in the foreign markets in which we operate, affecting our non-U.S. user base, and these uncertainties and potential adverse interpretations of tax law could affect our non-U.S. users and the vitality of our platforms outside of the U.S. There can be no assurance that the IRS, the U.S. state revenue agencies or other foreign tax authorities, will not alter their respective positions with respect to cryptocurrencies in the future or that a court would uphold the treatment set forth in existing guidance. It also is unclear what additional guidance may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations for purposes of U.S. tax or other foreign tax regulations. Any such alteration of existing IRS, U.S. state and foreign tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for holders of cryptocurrencies and could have an adverse effect on the value of cryptocurrencies and the broader cryptocurrency markets. Future technological and operational developments that may arise with respect to cryptocurrencies may increase the uncertainty with respect to the treatment of cryptocurrency for U.S. and foreign tax purposes. The uncertainty regarding tax treatment of digital asset transactions impacts our users, and could adversely impact our business, including if the volume of cryptocurrency transactions decreases due to adverse tax effect.

United States Securities and Exchange Commission

January 12, 2024

The further development and acceptance of cryptocurrency networks and other cryptocurrencies, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to predict and evaluate. The slowing or stopping of the development or acceptance of digital asset systems may adversely affect an investment in us.

Cryptocurrency that may be used to buy and sell goods and services, among other things, are a new and rapidly evolving industry which is subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as the digital asset networks, include:

•	continued worldwide growth in the adoption and use of cryptocurrencies;
•	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the digital asset network or similar cryptocurrency systems;
•	the maintenance and development of the open-source software protocol of cryptocurrency networks;
•	changes in consumer demographics and public tastes and preferences;
•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
•	general economic conditions and the regulatory environment relating to cryptocurrency; and
•	the impact of regulators focusing on cryptocurrencies and digital securities and the costs associated with such regulatory oversight. A decline in the popularity or acceptance of the digital asset networks could adversely affect an investment in us.

We are, or may in the future, be susceptible to risks arising from disruptions in crypto asset markets. Such risks could potentially result in, among other things:

•	the depreciation of investments held in us, including the depreciation in the price of our publicly traded stock;
•	decreased user demand for our products and services;
•	financing risks to us, including relating to our ability to obtain equity and debt financing;
•	increased losses or impairments of the crypto assets held by us;
•	legal proceedings and government investigations involving us or our affiliates or other third-parties with which we do business; or
•	indirect risks to our business due to any adverse impact of recent or future crypto market disruptions on our users, suppliers or other counterparties.

Additionally, although we are not directly connected to recent crypto market events, we may still suffer reputational harm due to our association with the cryptocurrency industry in light of the recent disruption in, or as a result of any future disruptions in, the crypto asset markets. Specifically, recent negative publicity stemming from these market disruptions and speculation of potential future disruptions increases our risk of reputational harm simply by association with the industry.

Further, any future market disruptions resulting in overall decreased interest in Bitcoin could harm our business. The prevalence of cryptocurrency is a relatively recent trend, and the long-term adoption of cryptocurrency by investors, consumers, and businesses remains uncertain.

The number of user transactions and our transaction volumes is partially dependent on the price of Bitcoin, as well as the associated demand for buying, selling, and trading Bitcoin, which can be and historically have been volatile. If such prices decline, the number of user transactions or our transaction volumes could decrease. As such, any such declines, or any declines in the price of Bitcoin or market liquidity for cryptocurrency generally, may result in lower total revenue to us due to an associated decrease in demand for our products and services. The price and trading volume of any cryptocurrency, including Bitcoin, is subject to significant uncertainty and volatility, depending on a number of factors, as discussed elsewhere in this section under the subheading “—Our transaction volume may be partially dependent on the prices of Bitcoin we sell, which can be volatile. If such prices decline, the volume of user transactions could decrease and our business, operating results, and financial condition would be adversely affected.”

United States Securities and Exchange Commission

January 12, 2024

10.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.
•	Risk of loss of customer demand for your products and services.
•	Financing risk, including equity and debt financing.
•	Risk of increased losses or impairments in your investments or other assets.
•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
•	Risks from price declines or price volatility of crypto assets.

RESPONSE:

In response to Staffs comments, we have addressed the risks applicable or that may be applicable to us due to the disruptions in the crypto asset markets, above in our response to comment 9, and we have also included additional risk factors set forth below and disclosed on pages 26 and 45 of the Amendment.

The market price of our common stock may be volatile, and could decline significantly and rapidly.

The market price of our common stock could be subject to wide fluctuations in response to the risk factors beyond our control, including:

•	the number of shares of common stock publicly owned and available for trading;
•	overall performance of the equity markets or publicly-listed financial services, cryptocurrency and technology companies;
•	our actual or anticipated operating performance and the operating performance of our competitors;
•	changes in the projected operational and financial results we provide to the public or our failure to meet those projections;
•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet the estimates or the expectations of investors;

•	any major change in our board of directors, management or key personnel;
•	the highly volatile nature of the digital financial system and the prices of cryptocurrencies;
•	rumors and market speculation involving the digital financial system or us or other companies in our industry;
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announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments; and

•	other events or factors, including those resulting from political instability, and acts of war, or terrorism, or responses to these events, including the current conflict in Ukraine.

In addition, broad market and industry fluctuations, as well as general macroeconomic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

United States Securities and Exchange Commission

January 12, 2024

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with our products and services, our business, operating results, and financial condition may be significantly harmed.

Our success depends on our ability to retain existing users and attract new users to increase engagement with our products and services. To do so, we must continue to offer leading technologies and ensure that our products and services are secure, reliable, and engaging. We must also expand our products and services and offer competitive transaction and other fees in an increasingly crowded and price-sensitive market. There is no assurance that we will be able to continue to do so, that we will be able to retain our current users or attract new users, or keep our users engaged. Any number of factors can negatively affect user retention, growth, and engagement, including if:

•

we fail to increase awareness of our brand and successfully compete with the offerings and prices other companies, or if our users otherwise increasingly engage with competing products and services, including those that we are unable to offer due to regulatory reasons;

•	we fail to introduce new and improved products and services, or if we introduce new products or services that are not favorably received;
•	we fail to successfully identify and acquire or invest in businesses, products or technologies that we believe could complement or expand our business;
•	we fail to support new and in-demand cryptocurrencies or if we elect to support cryptocurrencies with negative reputations;
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there are changes in sentiment about the quality or usefulness of our products and services or concerns related to privacy, security, or other factors including, without limitation, changes in macro-level user preference for using cash to purchase Bitcoin;

•	there are adverse changes in our products and services that are mandated by legislation, regulatory authorities, or litigation;
•	we fail to maintain existing authorizations as well as obtain newly required authorizations, registrations and licenses for our products;
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users perceiving Bitcoin and other cryptocurrencies to be a bad investment, or experiencing significant losses in Bitcoin or other cryptocurrencies, may not desire to utilize our products and services;

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technical or other problems prevent us from delivering our products and services with the speed, functionality, security and reliability that our users expect, or if we fail to otherwise gain and maintain the trust and confidence of our users;

•	there are cybersecurity incidents, employee or service provider misconduct or other unforeseen activities that cause losses to us or our users;
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there are modifications to our fee model, including as a result of changes in or the adoption of any laws or regulations imposing restrictions or limitations on the markup at which we sell Bitcoin to users or the separate flat transaction fee that we are able to charge our users, or modifications by competitors to their fee models;

•	we fail to provide adequate customer service for our users and retail partners;
•	regulatory and governmental bodies in countries that we target for expansion express negative views towards cryptocurrency-related services and, more broadly, the digital financial system; or
•	we or other companies in our industry are the subject of adverse media reports or other negative publicity.

From time to time, certain of these factors have negatively affected user retention, growth, and engagement to varying degrees. If we are unable to maintain or increase our user base and user engagement, our revenue and financial results may be adversely affected. Any decrease in user retention, growth, or engagement could render our products and services less attractive to users, which may have an adverse impact on our revenue, business, operating results, and financial condition. If our user growth rate slows or declines, we will become increasingly dependent on our ability to maintain or increase levels of user engagement and monetization in order to drive growth of revenue.

United States Securities and Exchange Commission

January 12, 2024

Any significant disruption in our ATMs or software, information technology systems, or any of the blockchain networks related to our business, could result in a loss of users or funds and adversely impact our brand and reputation and our business, operating results, and financial condition.

Our reputation and ability to attract and retain users and grow our business depends on our ability to operate our products and services at high levels of reliability, scalability, and performance, including the ability to process and monitor, on a daily basis, the transactions that occur across multiple systems. Our ATMs and software, the ability of our users to transact in Bitcoin, and our ability to operate at a high level, are dependent on our ability to access the blockchain networks underlying the supported Bitcoin, for which access is dependent on our systems’ ability to access the internet. Further, the successful and continued operations of such blockchain networks will depend on a network of computers, miners, or validators, and their continued operations, all of which may be impacted by service interruptions.

Our ATMs and certain cryptocurrency and blockchain networks have experienced from time to time, and may experience in the future, service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires, and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware, or other events. In addition, extraordinary transactions or site usage could cause our kiosks to operate at an unacceptably slow speed or even fail.

If any of our ATMs are disrupted for any reason, our products and services may fail, resulting in unanticipated disruptions, slower response times and delays in our users’ transaction execution and processing, failed transactions, incomplete or inaccurate accounting, recording or processing of transactions, unauthorized transactions, loss of user information, increased demand on limited user support resources, user claims, complaints with regulatory organizations, lawsuits, or enforcement actions. A prolonged interruption in the availability or reduction in the availability, speed, or functionality of our products and services could harm our business. Significant or persistent interruptions in our services could cause current or potential users to believe that our ATMs or software are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our products and services, and could permanently harm our reputation and brands. Moreover, to the extent that any system failure or similar event results in damages to our users, these users could seek significant compensation from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Problems with the reliability or security of our ATMs or software would harm our reputation, and damage to our reputation and the cost of resolving these problems could negatively affect our business, operating results, and financial condition.

Because we are a regulated money services business in certain jurisdictions, interruptions have resulted and in the future may result in regulatory scrutiny, and significant or persistent interruptions could lead to significant fines and penalties, and mandatory and costly changes to our business practices, and ultimately could cause us to lose existing licenses or banking and other relationships that we need to operate or prevent or delay us from obtaining additional authorizations, registrations or licenses that may be required for our business.

In addition, we are continually improving and upgrading our information systems and technologies. We also rely on technologies developed by others, and if we are unable to continue to obtain licenses for such technologies or licenses to substitute for similar technologies, our business could be adversely impacted. Implementation of new systems and technologies is complex, expensive, time-consuming, and may not be successful. If we fail to timely and successfully implement new information systems and technologies, or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, it could have an adverse impact on our business, internal controls (including internal controls over financial reporting), operating results, and financial condition.

Due to unfamiliarity and some negative publicity associated with cryptocurrency-related businesses, existing and potential users may lose confidence in cryptocurrency-related products and services, which could negatively affect our business.

Cryptocurrency and related products and services are relatively new. Many of our competitors are unlicensed, unregulated, operate without supervision by any governmental authorities, and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity, and regulatory compliance. As a result, users and the general public may lose confidence in cryptocurrency businesses, including regulated businesses like ours.

United States Securities and Exchange Commission

January 12, 2024

Since the inception of the digital financial system, numerous cryptocurrency businesses have been sued, investigated, or shut down due to fraud, manipulative practices, business failure, and security breaches. In many of these instances, customers of these businesses were not compensated or made whole for their losses. Larger businesses like us are more appealing targets for hackers and malware and may also be more likely to be targets of regulatory enforcement actions. For example, in May 2019, Binance, one of the world’s largest platforms, was hacked, resulting in losses of approximately $40 million, and in February 2021, Bitfinex settled a long-running legal dispute with the State of New York related to Bitfinex’s alleged misuse of over $800 million of customer assets. Further, in the first half of 2022, major cryptocurrency lending platforms declared bankruptcy, resulting in a loss of confidence in participants of the digital financial system and negative publicity surrounding cryptocurrency more broadly.

Our transaction volume may be partially dependent on the prices of Bitcoin we sell, which can be volatile. If such prices decline, the volume of user transactions could decrease and our business, operating results, and financial condition would be adversely affected.

We generate substantially all of our revenue from the cash paid by customers to purchase Bitcoin from our ATMs. The number of user transactions and our transaction volumes may be partially dependent on the prices of Bitcoin, as well as the associated demand for buying, selling and trading Bitcoin, which can be and historically have been volatile. If such prices decline, the number of user transactions or our transaction volumes could decrease. As such, any such declines, or any declines in the price of Bitcoin or market liquidity for cryptocurrency generally, may result in lower total revenue to us. The price and trading volume of any cryptocurrency, including Bitcoin, is subject to significant uncertainty and volatility, depending on a number of factors, including:

•	market conditions of, and overall sentiment towards, cryptocurrency;
•	changes in liquidity, market-making volume, and trading activities;
•	trading activities in cryptocurrency, including on other cryptocurrency platforms worldwide, many of which may be unregulated, and may include manipulative activities;
•	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;
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the speed and rate at which cryptocurrency is able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument, or other financial assets worldwide, if at all;

•	changes in user and investor confidence in cryptocurrency and cryptocurrency platforms;
•	negative publicity and events relating to the digital financial system;
•	unpredictable social media coverage or “trending” of, or other rumors and market speculation regarding cryptocurrency;
•	the ability for cryptocurrency to meet user and investor demands;
•	the functionality and utility of cryptocurrency and its associated ecosystems and networks, including cryptocurrency designed for use in various applications;
•	retail user preferences and perceived value of cryptocurrency and cryptocurrency markets;
•	increased competition from other payment services or cryptocurrency for which we do not sell that exhibit better speed, security, scalability, or other characteristics;
•	regulatory or legislative changes and updates affecting the digital financial system;
•	the characterization of cryptocurrency under the laws of various jurisdictions around the world;
•	the adoption of unfavorable taxation policies on cryptocurrency investments by governmental entities;
•	the maintenance, troubleshooting, and development of the blockchain networks underlying cryptocurrency, including by miners, validators, and the development community;
•	the ability for cryptocurrency networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;
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legal and regulatory changes affecting the operations of miners and validators of blockchain networks, including limitations and prohibitions on mining activities, or new legislative or regulatory requirements as a result of growing environmental concerns around the use of energy in mining cryptocurrency, including Bitcoin, and other proof-of-work mining activities;

•	ongoing technological viability and security of cryptocurrency and its associated smart contracts, applications and networks, including vulnerabilities against hacks and scalability;
•	fees and speed associated with processing cryptocurrency transactions, including on the underlying blockchain networks and on cryptocurrency platforms;
•	financial strength of market participants;
•	the availability and cost of funding and capital;
•	interruptions in service from or failures of major cryptocurrency platforms;
•	availability of an active derivatives market for various cryptocurrencies;
•	availability of banking and payment services to support cryptocurrency-related projects;
•	level of interest rates and inflation;
•	monetary policies of governments, trade restrictions, and fiat currency devaluations; and
•	national, North American and international economic and political conditions.

United States Securities and Exchange Commission

January 12, 2024

There is no assurance that any given cryptocurrency will maintain or increase in value or that there will be meaningful transaction volumes from our users. In the event that the price or trading of, or demand for, cryptocurrency declines, our business, operating results, and financial condition would be adversely affected.

We may be unable to generate sufficient cash to service all of our indebtedness and financial commitments.

Our ability to make scheduled payments on or to refinance our indebtedness and financial commitments depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions including financial, business and other factors beyond our control. We may be unable to generate sufficient cash flow to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund debt and other obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure our indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to service our debt would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. If we face substantial liquidity problems, we might be required to sell assets to meet debt and other obligations. Our debt restricts our ability to dispose of assets and dictates our use of the proceeds from such disposition.

We may not be able to consummate dispositions, and the proceeds of any such disposition may be inadequate to meet obligations. We may be unable to access adequate funding as a result of a decrease in lender commitments due to an unwillingness or inability on the part of lending counterparties to meet their funding obligations and the inability of other lenders to provide additional funding to cover a defaulting lender’s portion. As a result, we may be unable to execute our plan of operations, make acquisitions or otherwise conduct operations, which would have a material adverse effect on our financial condition and results of operations.

We might require additional capital to support business growth, and this capital might not be available.

We have funded our operations since inception primarily through debt and revenue generated by our operations. While we believe that our existing cash and cash equivalents and availability under our debt financing agreements are sufficient to meet our working capital needs and planned capital expenditures, and to service our debt, there is no guarantee that this will continue to be true in the future. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments in our business to respond to business opportunities and challenges, including developing new products and services, enhancing our operating infrastructure, expanding our non-U.S. operations, and acquiring complementary businesses and technologies, all of which may require us to secure additional funds. In the future, we may also require additional capital due to refinancing needs, regulatory surety bond requirements, or unforeseen circumstances and may decide to engage in equity, equity-linked or debt financings, or enter into additional debt financing agreements for any of the foregoing reasons. We may not be able to secure any such additional financing on terms favorable to us, in a timely manner or at all.

The trading prices for our common stock may be highly volatile, which may reduce our ability to access capital on favorable terms or at all. In addition, a slowdown or other sustained adverse downturn in the general economic or digital asset markets could adversely affect our business and the value of our common stock. Because our decision to raise capital in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of the common stock and diluting their interests. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges.

United States Securities and Exchange Commission

January 12, 2024

Litigation or investigations involving us, our agents or other contractual counterparties could result in material settlements, fines or penalties and may adversely affect our business, financial condition and results of operations.

We have been, and in the future may be, subject to allegations and complaints that individuals or entities have used our products and services for fraud-induced money transfers, as well as certain money laundering activities, which may result in fines, penalties, judgments, settlements and litigation expenses. We also are the subject from time to time of litigation related to our business (see “Legal Proceedings”, page 99). The outcome of such allegations, complaints, claims and litigation cannot be predicted.

Regulatory and judicial proceedings and potential adverse developments in connection with ongoing litigation may adversely affect our business, financial condition and results of operations. There may also be adverse publicity associated with lawsuits and investigations that could decrease third-party and consumer use and acceptance of our products and services. Additionally, our business may be the subject of class action lawsuits including securities litigation, regulatory actions and investigations and other general litigation. The outcome of class action lawsuits, including securities litigation, regulatory actions and investigations and other litigation is difficult to assess or quantify but may include substantial fines and expenses, as well as the revocation of required authorizations, registrations or licenses or the loss of approved status, which could have a material adverse effect on our business, financial position, and results of operations or users’ confidence in our business. Plaintiffs or regulatory agencies in these lawsuits, actions or investigations may seek recovery of very large or indeterminate amounts, and the magnitude of these actions may remain unknown for substantial periods of time. The cost to defend or settle future lawsuits or investigations may be significant. In addition, improper activities, lawsuits or investigations involving third-parties may adversely impact our business operations or reputation even if we are not directly involved.

Our officers, directors, employees, and large stockholders may encounter potential conflicts of interests with respect to their positions or interests in cryptocurrencies, entities, and other initiatives and digital asset-related businesses, which could adversely affect our business and reputation.

Certain of our officers, directors, and employees are involved with or active investors in certain digital asset-related businesses, such as cryptocurrency miners, as well as active investors in digital asset projects themselves, and may make investment decisions that favor projects that they have personally invested in. Our largest stockholders may also make investments in these digital asset projects. Similarly, certain of our directors, officers, employees, and large stockholders may hold cryptocurrencies that we are considering supporting, and may be more supportive of such listing notwithstanding legal, regulatory, and other issues associated with such cryptocurrencies. While we have instituted policies and procedures to limit and mitigate such risks, there is no assurance that such policies and procedures will be effective, or that we will be able to manage such conflicts of interests adequately. If we fail to manage these conflicts of interests, or we receive unfavorable media coverage with respect to actual or perceived conflicts of interest, our business may be harmed and the brand, reputation and credibility of our company may be adversely affected.

United States Securities and Exchange Commission

January 12, 2024

11.	Please include risk factor disclosure discussing the risks associated with the perception that your business model may target socioeconomically vulnerable communities and the resulting risk that new regulations could impose limits or restrictions on the markup at which crypto assets are sold to customers.

RESPONSE:

In response to Staffs comments, we have included the following risk factor:

Our products and services may be negatively characterized by consumer advocacy groups, the media or certain federal, state and local government of officials, and if those negative characterizations become increasingly accepted by current or potential new users and/or our retail partners, or result in restrictions or limitations on the fees we charge to users, our reputation could be significantly impacted, which when coupled with required modifications to our fee model could result in decreased demand for our products and services and a corresponding decrease in our transaction volume, all of which could materially and adversely impact our business.

Certain media reports have asserted that laws and regulations regarding cryptocurrencies and related transactions and activities should be broader and more restrictive. In many cases, these media reports can focus on fees charged to users, which are often alleged to be higher than the fees typically charged by banks or similar institutions, as well as marketing tactics, which are alleged to target socioeconomically vulnerable communities. The fees and marketing strategies associated with our kiosks are from time to time characterized by consumer advocacy groups and media reports as predatory or abusive without discussing the numerous benefits to users. If the negative characterization of our marketing strategies and/or fee structure becomes increasingly accepted by current or potential new users of our ATMs, demand for our products and services could decrease, which could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to effectively respond to such characterizations, or if there are modifications to our fee model, including as a result of changes in or the adoption of any laws or regulations imposing restrictions or limitations on the markup at which we sell Bitcoin to users, we may experience declines in user loyalty and transactions, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, any actions by our competitors that are challenged by users, advocacy groups, the media or governmental agencies or entities as being abusive or predatory, could result in our products and services being perceived as unlawful or inappropriate activities or business practices, merely because we operate in the same general industries as such competitors. Such perception, whether or not accurate, could have a material adverse effect on our business, results of operations and financial condition.

Risk Factors Related to Our Operations in El Salvador, page 21

12.	We note your disclosure on page 23 that your agreements with El Salvador may be terminated which may negatively impact your financial standing and reputation. Please disclose here the termination of contracts that you previously had with El Salvador and the resulting impacts on your business.

RESPONSE:

In response to Staffs comments, please note that there has been termination of only 6 of the 255 white-label service ATMs, which was not due to performance issues. The disclosure has been updated on page 30 of the Amendment and as set forth below, to clarify that only a single termination has occurred as well as quantification of the percent of revenue for the nine months ended September 30, 2023 (3%) that are from El Salvador.

United States Securities and Exchange Commission

January 12, 2024

“We have entered into agreements with El Salvador's Treasury department, pursuant to which we have installed and are operating 200 Chivo Bitcoin ATMs in El Salvador, 10 Chivo Bitcoin ATMs at El Salvador consulates in the U.S., 45 Chivo Bitcoin ATMs in other U.S. locations (as of fiscal year end December 31, 2022), importing and delivering 950 Chivo POS terminals for local businesses in El Salvador to transact with Bitcoin, and developing and maintaining the software for the Chivo digital wallet. Each obligation comes with its own set of operational risks in addition to risks set forth herein, including but not limited to the volatile nature of crypto assets, data breach and crypto hacks, fraud conducted by users of the services offered by the government of El Salvador, changes in U.S. and foreign laws and regulations, talent acquisition and retention, and general economic conditions. If we fail to fulfil our contractual obligations, our agreements may be terminated which may negatively impact our financial standing and reputation. For the nine months ended September 30, 2023, approximately 3% of our revenues are from the El Salvador government through our white-label service. Our current agreements may also be modified or terminated by El Salvador’s Department of Treasury for any reason including but not limited to regime change, additional competition, and loss of political support. Any such unfavorable change in our business operations in El Salvador, including the termination of any contracts with the government of El Salvador, would adversely affect our revenues and profitability, and could negatively affect an investment in our shares of common stock. Only six white-label ATM has been terminated by the El Salvador government through September 30, 2023.”

Risk Factors Related to Current and Future Regulations and Other Law Enforcement Actions, page 26

13.	We note your disclosure on page 26 that current regulations require Know Your Customer (“KYC”) information be collected as part of a Customer Information Program (“CIP”). Please disclose your AML/KYC procedures, including how users are verified at the ATM, and describe any challenges and risks you have faced with identity verification.

RESPONSE:

In response to Staffs comments, we have revised our disclosure in the Amendment (page 35) as follows:

“Athena has an AML/BSA policy and Procedures Manual to comply with FinCEN regulatory requirements regarding CIP and KYC. Athena employs a risk-based approach and a tiered system using a number of systems and AML analysts as well as various compliance triggers associated with its software. For transactions up to $2,000 per day (Tier 1) customers insert a phone number and Athena utilizes an onboarding tool which provides a name and address associated with the phone number provided. If a customer wishes to purchase greater than $2,000 a day (Tier 2), Athena requires a driver's license ID scan which captures name, birthdate, physical address, and ID number. A customer cannot proceed at this level without complying with this step. If a customer wishes to use a passport, at this level, the customer can contact Athena to validate the passport. If a customer purchases $3,000, the customer will also be required to submit their social security number. Athena has other compliance triggers for similar information over the course of a customer’s spending as well as photos taken of the customer at each transaction. Athena has defined procedures for enhanced due diligence procedures based on a risk-based approach. These procedures utilize investigative software and customer question forms to obtain additional KYC and source of funds information. Athena also uses a sophisticated tool to ensure that when the Company transmits bitcoin, it is not sent to a high risk or prohibited wallet. The tool will block any such transmissions. Finally, Athena utilizes a variety of anti-fraud measures including various warnings and a pledge of ownership that the customer owns and controls the submitted wallet.”

Please note that we have not experienced to date any material challenges or risks with identity verification of our ATM users. Typically, the customer identifies himself or herself by scanning a valid identification card (typically a driver’s license) which is either validated or rejected (in the latter case the customer is prevented from proceeding and transacting).

United States Securities and Exchange Commission

January 12, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

14.	To the extent material, explain whether the crypto assets you own serve as collateral for any loan, margin, rehypothecation, or other similar activities to which you or your affiliates are a party. If so, identify and quantify the crypto assets used in these financing arrangements and disclose the nature of your relationship for loans with parties other than third-parties. State whether there are any encumbrances on the collateral. Discuss whether crypto asset market disruptions have affected the value of the underlying collateral. In addition, describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral.

RESPONSE:

In response to Staffs comments, we respectfully believe that the crypto assets held as collateral are not material. As of September 30, 2023 the crypto assets held by the Company had a carrying amount of $303k. The Company generally only holds crypto assets for a short duration in order to meet the short-term needs of the Company and users of its Athena Bitcoin ATMs. Therefore, this is a reasonable approximation of fair value as of September 30, 2023. As a percentage of cash, accounts receivable, fixed assets and crypto assets held, which would be assets easily convertible or sellable into cash if the Company had to come up with collateral, it would be as follows;

Asset Type	Balance	Percentage
Cash and Cash Equivalents	$13,168	69.0%
Accounts Receivable	327	1.7%
Crypto Assets Held	303	1.6%
Property and Equipment, net	5,296	27.7%
TOTAL	$19,094	100.0%

Based on the amount, the percentage and the manner in which the Company utilizes crypto assets to fund operations, this is not material to the Company.

The Company discloses the collateral for each loan. If the disclosure for the loan says that it is secured by all of the assets of the Company, this would include crypto assets.

Overview, page 38

15.	We note that the Company provides services whereby customers can sell their crypto assets to the Company through a two-way ATM. As it relates to this service offering, please address the following in your next amendment:

•	Quantify the revenue year-to-date in 2023, as well as 2022 and 2021;
•	Indicate the fiat currency available for withdrawal and if there are any limitations on the amount of cash that can be withdrawn, as well as the process for replenishing cash for withdrawal;
•	Disclose how the price for the cash withdrawal is determined (e.g., is there a markdown on the price of the crypto asset), as well as any fee structure or terms of sale;
•	Indicate the types of cryptocurrency which can be sold in these types of transactions; and
•	Disclose your accounting for these types of transactions (i.e. both filled and unfilled).

Ensure that your response addresses accounting for revenue recognition, cost of revenue and balance sheet presentation, such as how the asset is measured and whether a financial liability is recognized.

United States Securities and Exchange Commission

January 12, 2024

RESPONSE:

In response to Staffs comments, please see our detailed responses as follows:

1. Please refer below for a table that discloses the potential revenue earned during the reporting periods.

Time Period	Amount of Revenue
2023 (9 months)	$308,811
2022	$1,572,799
2021	$2,894,625
Total	$4,776,235

The Company has respectfully decided not to include this information in the reported gross revenues due to the impacts being immaterial. The Company disposes of Bitcoin that is purchased from customers in the machine within 1-3 days. The net impact between the two methods results in minimal to no impact to gross margin, net income and EBITDA.

We believe that our current treatment is consistent with our operating model. If transaction volume for crypto purchases from customers increases significantly we would consider adopting the presentation as purchases or revenue at a later date.

2. The fiat currency is dependent on the location of the ATM. The Company has included multiple tables in the S-1 which include the fiat currency based on the location of the Athena Bitcoin ATMs.

3. The Company utilizes Coinmarketcap.com to determine the market price of the crypto asset. The Company will mark-down the price that they pay for the crypto asset based on their proprietary process to determine an appropriate price.

4. Prior to July 2023, the Company offered the ability to buy crypto assets from users that were utilized by the Athena Bitcoin ATMs, conditional on the machines having sufficient cash and having the functional capability. These crypto assets included Bitcoin, Ethereum, Litecoin and Bitcoin Cash. However, in July 2023, the Company changed their ATMs to only buy and sell in Bitcoin.

5. The Company has disclosed its accounting policy, which is to record the acquired crypto assets on its consolidated balance sheet at cost, less impairment. When the acquired crypto assets are sold, the carrying value is part of the cost of revenues on its consolidated statement of operations and comprehensive income.

16.	We note that on your chart on page 40, you indicate that there are 1,294 net active ATMs at June 2023. However, on your chart on page 38, you indicate that there are 1,215 Athena Bitcoin ATMs. Please reconcile these disclosures here and in the Business section.

RESPONSE:

In response to Staffs comments, we have updated our disclosure to reflect 1,422 Athena Bitcoin ATMs. Please see page 9 of the Amendment.

United States Securities and Exchange Commission

January 12, 2024

Components of Results of Operations, page 46

17.	Please revise to clarify where the footnotes belong on the table showing Bitcoin sales for the Athena Plus services.

RESPONSE:

In response to Staffs comment, please note that we have removed the footnotes, as they have no applicability to the table.

Liquidity and Capital Resources, page 53

18.	Please revise your next amendment to clearly label your functional cash flows from operations as a non-GAAP financial measure and revise your disclosure of non-GAAP financial measures on page 41 to include your functional cash flows from operations. Refer to Regulation S-K, Rule 10.e.(ii)(E), and question 100.05 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures, updated December 13, 2022.

RESPONSE:

In response to Staffs comments, the Company has added its functional cash flows from operations as a non-GAAP measure on Page 57 and Page 70 of the Amendment.

“Functional Cash Flows from Operations”

The Company has financed operations primarily with cash flow from the purchase and sale of crypto assets. Management utilizes a non-GAAP internal metric defined as functional cash flow from operations in order to evaluate operational cash flow. Functional cash flow from operations is equal to cash flow from operations (per GAAP statements) plus sale of crypto assets less purchase of crypto assets, both of which are included as investing activities in the GAAP Consolidated Statement of Cash Flows. Given the active sales market for crypto assets, management believes that inclusion of the purchase and sale of crypto assets provides a better metric for measuring cash flow from operations. Refer below for the calculation of the functional cash flow for the nine months ended September 30, 2023 and twelve months ended December 31, 2022 and 2021.

	Nine Months Ended	Year Ended
	September 30,	December 31,	December 31,
(in thousands)	2023	2022	2021

GAAP cash flow from operations	$(10,070)	$(5,559)	$(4,145)
Plus:
Sale of crypto assets	116,352	61,868	78,972
Purchase of crypto assets	(96,307)	(53,403)	(74,973)
Functional cash flow from operations	$9,975	$2,906	$(146)

The Company has financed operations primarily with cash flow from the purchase and sale of crypto assets. Management utilizes a non-GAAP internal metric defined as functional cash flow from operations in order to evaluate operational cash flow. Functional cash flow from operations is equal to cash flow from operations (per GAAP statements) plus sale of crypto assets less purchase of crypto assets, both of which are included as investing activities in the GAAP Consolidated Statement of Cash Flows. Given the active sales market for crypto assets, management believes that inclusion of the purchase and sale of crypto assets provides a better metric for measuring cash flow from operations. Refer below for the calculation of the functional cash flow for the nine months ended September 30, 2023 and twelve months ended December 31, 2022 and 2021.

United States Securities and Exchange Commission

January 12, 2024

Critical Accounting Policies and Estimates

Revenue Recognition

White-label Service, page 60

19.	We note your disclosure that you charge a transaction fee for certain US based ATM's. Please tell us, and revise your next amendment to address the following in your Critical Accounting Policies and Estimates and your accounting policies in the footnotes as applicable:

•	The fee is listed as 0.5%-1 .5% on page 60, 0.5% on pages F-11 and F-40, and 0.5%-1.25% on page 7. Revise for consistency;
•	Specify which ATM's these fees are charged on and quantify the number of machines subject to these fees in the periods presented; and
•	Quantify revenues related to transaction fees in the periods presented.

RESPONSE:

In response to Staffs comments, please note the following:

1. We have revised the disclosure to state that we do not charge commission or transaction fees for the US-based ATMs operated for Chivo. We charge a $1,750 per machine monthly fee.

2. We have revised the disclosure to state that all of the ATMs based in the United States have only service fees charged on a per machine per month basis.

3. The Company has quantified revenues related to transaction fees in the periods presented.

“The Company generally charges a fixed fee for installation and a fixed fee each month for operating the ATMs. The fixed fee for operating the ATMs is $1,750 per month and installation fees vary. The fixed fees collected are allocated to the performance obligations based on an adjusted market assessment approach. The Company generally charges the customer for costs incurred to perform the service, including repairs and cash logistics. The fees for the specific services are considered variable consideration. The Company is considered the principal, as it controls any third-party good or service before it is transferred to the customer.”

The Business, page 64

20.	We note your response to comment 4. Please file any material contracts with cash logistics companies as exhibits to the registration statement. Please also file the Master Services Agreement and Service Level Agreement signed on October 5, 2022 as exhibits to the registration statement. In addition, please file as an exhibit to the registration statement the Offer Letter with your Chief Financial Officer effective as of October 1, 2023. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

In response to Staffs comments, we have included as exhibits our material contracts with cash logistics companies, the Offer Letter with our Chief Financial Officer and we have revised the description of the Master Services Agreement and Service Level Agreement in the Schedule of Exhibits to clarify the effective and execution dates of said agreements. Please note that both agreements were signed as of October 5, 2022 with the effective date of July 1, 2022.

United States Securities and Exchange Commission

January 12, 2024

Off-Balance Sheet Arrangements, page 73

21.	We note your response to prior comment 15(g), as well as your disclosures on pages 56, F-29, and F-61 concerning risk of loss for crypto assets that are in transit. We further note your disclosure on pages F-20 and F-50 of crypto assets held for on behalf of certain customers on your rollforwards. It appears that you provide a service to safeguard customers crypto-assets and you are therefore obligated to secure these crypto-assets and protect them from loss, theft or other misuse. Tell us how you account for this safeguarding obligation and provide us a detailed analysis, including contextual citation to authoritative guidance, that supports your determination. This analysis should include how you considered the regulatory, technological and legal risks and loss exposure associated with safeguarding the crypto-assets for your customers.

RESPONSE:

In response to Staffs comments, please note that the service that this relates to safeguarding was discontinued and did not represent a significant change in the Company’s operations. Total revenue for safeguarding for the year ended December 31, 2021 was approximately .1% of the Company’s revenues. The nature of this service does not require disclosure in the financial statements, as its clearly immaterial and not relevant to the users of the financial statements.

The amount held by the Company is $45.143, $58.502 and $257.815 as of September 30, 2023, December 31, 2022 and December 31, 2021, respectively.

The Company has added in a section to the audited and unaudited financial statements to discuss this safeguarding obligation.

Unaudited Financial Statements for the Quarter Ended September 30, 2023

Crypto Asset and Liability Held for Customers

Crypto liability held for customers represent the Company’s obligation to safeguard certain customers’ crypto assets in digital wallets on the Company’s platform from a prior service offering. The Company safeguards crypto assets for customers in digital wallets and portions of cryptographic keys necessary to access crypto assets on the Company’s platform. The Company safeguards these assets and/or keys and is obligated to safeguard them from loss, theft, or other misuse. The Company records customer crypto assets as well as corresponding customer crypto liabilities, in accordance with recently adopted guidance, SAB 121. The Company adopted SAB 121 as of January 1, 2021.

The Company maintains a record of all customer assets in segregated digital wallets held by the Company as well as the private keys to the crypto assets, which are maintained on behalf of customers. For crypto assets where the Company does not maintain a private key or the ability to recover a customer’s private key, these balances are not recorded, as there is no related safeguarding obligation in accordance with SAB 121.

The Company records the assets and liabilities, on the initial recognition and at each reporting date, at the fair value of the crypto assets which it safeguards for its customers. The Company has committed to securely store all crypto assets and cryptographic keys (or portions thereof) it holds on behalf of customers, and the value of these assets have been recorded as customer crypto liabilities and corresponding customer crypto assets. As such, the Company may be liable to its customers for losses arising from theft or loss of private keys. The Company has no reason to believe it will incur any expense associated with such potential liability because it has established security around private key management to minimize the risk of theft or loss. The Company holds the customer crypto assets on a 1:1 basis. Any loss or theft would impact the measurement of the customer crypto assets. During the nine months ended September 30, 2023 and 2022, no losses have been incurred in connection with customer crypto assets.

As of September 30, 2023 and December 31, 2022, customer crypto assets and customer crypto liabilities safeguarded was $45,143 and $58,502, respectively.

United States Securities and Exchange Commission

January 12, 2024

Audited Financial Statements for the Fiscal Year Ended December 31, 2022

Crypto Asset and Liability Held for Customers

Crypto liability held for customers represent the Company’s obligation to safeguard certain customers’ crypto assets in digital wallets on the Company’s platform from a prior service offering. The Company safeguards crypto assets for customers in digital wallets and portions of cryptographic keys necessary to access crypto assets on the Company’s platform. The Company safeguards these assets and/or keys and is obligated to safeguard them from loss, theft, or other misuse. The Company records customer crypto assets as well as corresponding customer crypto liabilities, in accordance with recently adopted guidance, SAB 121. The Company adopted SAB 121 as of January 1, 2022.

The Company maintains a record of all customer assets in segregated digital wallets held by the Company as well as the private keys to the crypto assets, which are maintained on behalf of customers. For crypto assets where the Company does not maintain a private key or the ability to recover a customer’s private key, these balances are not recorded, as there is no related safeguarding obligation in accordance with SAB 121.

The Company records the assets and liabilities, on the initial recognition and at each reporting date, at the fair value of the crypto assets which it safeguards for its customers. The Company has committed to securely store all crypto assets and cryptographic keys (or portions thereof) it holds on behalf of customers, and the value of these assets have been recorded as customer crypto liabilities and corresponding customer crypto assets. As such, the Company may be liable to its customers for losses arising from theft or loss of private keys. The Company has no reason to believe it will incur any expense associated with such potential liability because it has established security around private key management to minimize the risk of theft or loss. The Company holds the customer crypto assets on a 1:1 basis. Any loss or theft would impact the measurement of the customer crypto assets. During the year ended December 31, 2022 and 2021, no losses have been incurred in connection with customer crypto assets.

As of December 31, 2022 and December 31, 2021, customer crypto assets and customer crypto liabilities safeguarded was $58,502 and $257,815 respectively.

Termination of Letter of Intent with Vakano Industries, page 76

22.	We note your disclosure that you agreed to the purchase of already transferred XPay Assets in exchange for the advances you previously made. Please revise your disclosure to clearly state whether the XPay Assets you acquired relate solely to the development of the Chivo Ecosystem, or if you have the right to use the software, code, and technology developments for future products.

RESPONSE:

In response to Staffs comments, please note that the Company believes that it has the right to use the software, code and technology from XPay for future projects. These assets that were acquired from XPay, were used to assist with the development of the Chivo Ecosystem. The Company’s own team made significant improvements on the base software and code which the Company acquired from XPay. The Company updated the software in 2023 related to Chivo Pay, and this upgrade removed any remaining interface with XPay and its baseline software, which is not functional without the many significant enhancements that our team had made, rendering such software enhancements proprietary to the Company. Set forth below is our disclosure on page 92 of the Amendment:

United States Securities and Exchange Commission

January 12, 2024

“Termination of Letter of Intent with Vakano Industries

In September 2021, the Company entered into a non-binding Letter of Intent with Arley Lozano, a principal beneficial owner of Vakano Industries and XPay, both Colombian entities (collectively, “XPay”), for the purchase and sale of certain assets of XPay, primarily intellectual property assets, including the XPay Wallet (the precursor to the Chivo Wallet and the Chivo App), all software code and IT developments regarding Chivo Wallet and XPay POS System software and other intellectual property (collectively the “XPay Assets”), to the Company. The XPay assets were used to assist with the development of the Chivo ecosystem and can be utilized by the Company for future products. The total purchase price was comprised of $3 million in cash and the issuance of 270 million of the Company’s shares of common stock (valued at $27 million at a $0.10 per share valuation), however the parties did not agree on the final terms of the transaction. The definitive agreement for the purchase and sale of XPay Assets has never been executed and the acquisition was never completed as contemplated in the letter of intent. However, the Company paid certain advances in a total of $1,595,283 for those certain XPay Assets which were transferred to the Company. In December 2022, the Company terminated its Letter of Intent with XPay and any future negotiations. The Company agreed to the purchase of the already transferred XPay Assets in exchange for the advances previously made to the Company. XPay filed a legal action against the Company in connection with the transfer of XPay Assets, see “Legal Proceedings” on page 99 of this prospectus.”

Federal Regulation, page 80

23.	Please discuss in more detail proposed regulations or legislation that may impact your business if adopted (e.g., Proposed Rule on Gross Proceeds and Basis Reporting by Brokers and Determination of Amount Realized and Basis for Digital Asset Transactions by the Treasury Department and the Internal Revenue Service, Digital Asset Anti-Money Laundering Act of 2023), and the potential impact to your business. To the extent material, please also discuss potential impacts in your risk factors section.

RESPONSE:

In response to Staffs comments, we have included the following disclosure in the Amendment (page 41):

“The Proposed Rule on Gross Proceeds and Basis Reporting by Brokers and Determination of Amount Realized and Basis for Digital Asset Transactions requires brokers, including digital asset trading platforms, digital asset payment processors, and certain digital asset hosted wallets, to file information returns, and furnish payee statements, on dispositions of digital assets effected for customers in certain sale or exchange transactions. The IRS has received a significant amount of commentary on the Proposed Rule on Gross Proceeds and Basis Reporting by Brokers and Determination of Amount Realized and Basis for Digital Asset Transactions. The comment period for this proposed rulemaking was extended, indicating a high level of interest and engagement from the public. The Securities Industry and Financial Markets Association (SIFMA) provided comments to the IRS on the proposed digital asset reporting regulations as has the American Institute of Certified Public Accountants (AICPA.) These comments are part of the regulatory process, allowing stakeholders to provide feedback and raise concerns about proposed rules. This feedback can influence the final form of the regulations. The impact of this act on our business will depend on the final form of the regulations and how they are implemented.”

The impact of these regulations on businesses can be significant. Complying with federal regulations costs U.S. businesses over $46 billion a year. Regulations in the federal government are estimated to cost the American economy up to $1.9 trillion annually in direct costs, lost productivity, and higher prices. Small businesses with fewer than 50 employees spend nearly 20% more on taxes than the average firm.

In terms of risk factors, these regulations could increase compliance costs, create operational challenges, cause our general and administrative costs to increase and potentially impact the profitability of our businesses. To comply with laws adopted by the United States government or other United States or foreign regulatory bodies, we may be required to increase our expenditures and hire additional personnel and additional outside legal, accounting and advisory services, all of which may cause our general and administrative and compliance costs to increase without an ability to pass through any increased expenses through higher prices considering that other federal and state regulations may also place restrictions on volume, margin and pricing.

The Company is diligently monitoring developments related to these regulations, but the ultimate outcome and the specific requirements that may be imposed remain uncertain.  The uncertainty surrounding the interpretation and enforcement of these regulations may create additional challenges in our digital asset transactions and reporting practices as the regulatory landscape evolves.”

United States Securities and Exchange Commission

January 12, 2024

State Regulation, page 80

24.	Please discuss the Digital Financial Assets Law recently enacted in California, including provisions regulating operators of “digital financial asset transaction” kiosks, and the potential impact to your business. To the extent material, please also discuss its potential impact in your risk factors section.

RESPONSE:

In response to Staffs comments, we have included the disclosure set forth below in the Amendment (page 96), and additionally addressed the potential impact of such law on our business in the risk factor on page 35 of the Amendment (Risk factor - “The digital financial system is continually being developed. As a result, governments and policymakers are still considering what a regulatory regime for cryptocurrencies should look like. If we are unable to effectively react to future proposed legislation and regulation of cryptocurrencies or cryptocurrency businesses, our business, operating results, and financial condition could be adversely affected.”)

Pages 96 and 97 of the Amendment

“On November 20, 2023, the California Department of Financial Protection and Innovation (“DFPI”) issued an invitation for comments on a potential rulemaking relating to two new California laws that will impose sweeping obligations on companies engaged in virtual currency activities in California and with California residents. The first law, Assembly Bill 39, prohibits people from engaging in digital financial asset business activity – or holding themselves out as being able to engage in digital financial asset business activity – without meeting certain criteria and obtaining a license from the DFPI, including compliance obligations and stablecoin approvals among other guidelines. The second, Senate Bill 401, imposes requirements on operators of digital financial asset transaction kiosks. The DFPI refers to the two bills collectively as the Digital Financial Assets Law (“DFAL”). The DFAL begins taking effect on January 1, 2024, with covered persons required to be licensed, or to have submitted a license application and be awaiting approval or denial of that application, on or before July 1, 2025.

Requirements applicable to digital financial asset kiosks

The State Senate Bill 401 supplements the DFAL by prohibiting an operator of a digital financial asset kiosk from accepting or dispensing more than $1,000 a day from or to a customer through a kiosk. Further, this law requires operators to provide certain written disclosures to a customer before the digital financial asset transaction takes place, including disclosure of terms and conditions of the transaction, whether the operator provides a method to reverse or refund a transaction (including any warnings if such transaction is final and cannot be reversed), the amount of the digital financial asset involved, and the amount of fees and other charges in US dollars, among other disclosures. The operators will also be required to provide customers with detailed transaction disclosures, including the crypto amount, dollar amount, and fees charged thus customers must receive receipts containing vital transaction details, including the information of the licensed exchange used to calculate the price spread.

The law includes various customer protections and prohibits an operator from charging fees that exceed the greater of $5.00 or 15% of the US dollar equivalent of the digital financial assets involved in the transaction based on the market price of that same asset quoted by a licensed digital financial asset exchange. Under the new law, operators must maintain an up-to-date list of kiosk locations.

There is no private right of action under the DFAL except under a narrow exception related to a covered person’s obligation to hold digital financial assets on behalf of California residents pursuant to the state Uniform Commercial Code.

United States Securities and Exchange Commission

January 12, 2024

Impact of DFAL on digital assets regulation

The enactment of the new laws is significant as it pushes California to the forefront of the digital asset regulatory landscape with other states that have enacted similar requirements and effectively ends the ability of companies to freely engage in digital asset activities in California without adhering to a state regulatory framework. The new laws will require companies engaging in digital asset activities in California to evaluate whether their activities bring them within the scope of these laws and be prepared to apply for any necessary licenses.

Moreover, in light of the acknowledgment from Governor Newsom that certain aspects of the laws are ambiguous, as well as the legal complexity of engaging in digital assets activities throughout the United States, we expect further refinement of the DFAL requirements as the DFPI introduces regulations or guidance to supplement the law.

The Company tested its procedures in its kiosks in the state of California and believes that they are fully compliant with the requirements of DFAL. “

Management and Certain Security Holders, page 90

25.	We note your disclosure on page 91 that Mr. Gravengaard continues to serve as a director. Please also include this information in the table on page 90. In addition, please expand your description of Tina Gregory's business experience to include the name of any corporation or other organization in which her occupation and employment were carried on during the past five years. Please also confirm that the description of Carlos Carreno's business experience includes his occupation and employment during the past five years. Refer to Item 401(e) of Regulation S-K.

RESPONSE:

In response to Staffs comments, we have amended the disclosure on page 90 of the Amendment and expanded the description of business experience of our Chief Financial Officer and Chief of Staff, respectively (see pages 104 and 105 of the Amendment).

Certain Relationships and Related Party Transactions, page 99

26.	Please expand your disclosure in this section to include a description of the Senior Secured Loan Agreement entered into on May 15, 2023 with KGPLA Holdings LLC.

RESPONSE:

In response to Staffs comments, the Company has included a description of the Senior Secured Loan Agreement on page 113 of the Amendment.

“As of May 15, 2023, the Company entered into a certain Senior Secured Loan Agreement, as amended (the “Loan Agreement”) and Senior Secured Revolving Credit Promissory Note (the “Revolving Credit Note”) with KGPLA Holdings LLC (“KGPLA”), an entity in which Mike Komaransky, a former director and principal shareholder of the Company has a controlling interest. The Revolving Credit Note allows the Company to borrow up to $4,000,000 for the operations of its New Bitcoin ATM Machines, as defined in the Loan Agreement, with a maturity date of May 15, 2024. Fees for these borrowings are calculated based on a percentage of the gross daily receipts generated from these machines and are recorded as part of Cost of Revenue in the Condensed Consolidated Income Statement. As of September 30, 2023 the outstanding principal of the Revolving Credit Note was $4,000,000. In connection with the above loan transaction and issuance of Revolving Credit Note, the Company granted KGPLA a first priority lien and security interest in and to all of the Company’s assets, except for property previously pledged to Banco Hipotecario, and with respect to such assets, the Company granted the Lender a second priority lien. The principal of $4,000,000 is due on May 15, 2024.”

Notes to Unaudited Condensed Consolidated Financial Statements

For the Periods Ended June 30, 2023 and 2022

5. Crypto Assets Held, page F-19

27. Please revise your next amendment to complete the rollforward of your crypto assets for the three-month period ended June 30, 2023.

United States Securities and Exchange Commission

January 12, 2024

RESPONSE:

In response to Staffs comments, we have revised our disclosure on page F-22 of the Amendment as follows:

	Bitcoin		All Others(2)
	Qty	Cost	Cost
Three months ended
July 1, 2022	24	$477	$261
Purchases	471	8,329	1,097
Cost of sales	(447)	(7,815)	(1,060)
Crypto assets used for expenses	(35)	(734)	–
Impairment	–	(1)	(5)
Change in bitcoin held (3)	–	(5)	–
September 30, 2022(1)	13	$251	$293

	Bitcoin		All Others(2)
	Qty	Cost	Cost
Nine months ended
January 1, 2022	17	$796	$46
Purchases	1,306	37,158	5,535
Cost of sales	(1,225)	(35,069)	(5,208)
Crypto assets used for expenses	(78)	(2,264)	–
Crypto assets used for capital expenditure	(3)	(121)	–
Impairment	–	(125)	(80)
Change in bitcoin held on behalf of certain customers(3)	(4)	(124)	–
September 30, 2022(1)	13	$251	$293

	Bitcoin		All Others(2)
	Qty	Cost	Cost
Three months ended
July 31, 2023	12	$375	$23
Purchases	1,964	50,993	167
Cost of sales	(1,847)	(48,878)	(94)
Crypto assets used for expenses	(118)	(2,257)	–
Impairment	–	–	(75)
Change in bitcoin held (3)	–	49	–
September 30, 2023(1)	11	$282	$21

	Bitcoin		All Others(2)
	Qty	Cost	Cost
Nine months ended
January 1, 2023	16	$290	$75
Purchases	3,837	93,504	2,803
Cost of sales	(3,674)	(89,816)	(2,043)
Crypto assets used for expenses	(166)	(3,680)	–
Crypto assets used for capital expenditure	(1)	(29)	–
Crypto assets used for other payments	–	–	(814)
Change in bitcoin held on behalf of certain customers(3)	(1)	13	–
September 30, 2023(1)	11	$282	$21

United States Securities and Exchange Commission

January 12, 2024

Management

Notes to Consolidated Financial Statements

For the twelve months ended December 31, 2022 and 2021

1. Nature of Business and Summary of Significant Accounting Policies

Revenue Recognition - White-label Service, page F-39

28.	We note your response to comment 14. Please address the following related to White- label Service revenues:

•	Provide your analysis under ASC 606 supporting the transaction fee as variable consideration under your agreements to operate ATMs for the government of El Salvador, as opposed to a distinct performance obligation under the agreements; and
•	Provide your analysis under ASC 606 supporting the reimbursement for repairs and maintenance, as opposed to a distinct performance obligation under the agreements.

RESPONSE:

In response to Staffs comments, the Company has amended the disclosure on page F-43 of the Amendment as set forth below. This analysis addresses both of the Staff’s comments.

“The Company entered into multiple contracts that govern the white-label service with the El Salvadoran government for ATMs located in El Salvador and in the United States. These contracts detail the obligations and rights of both parties, including pricing and meet all of the criteria of a revenue contract under ASC 606. The contracts permit the customer to terminate the contract at any point or to adjust the number of ATMs that are in use without a substantive penalty. This results in each ATM and each service month for the ATM being considered a separate revenue contract per ASC 606.

The Company makes multiple promises to the customer. This includes installation as well as multiple promises for operating the ATMs on behalf of the customer. Installation is a separate performance obligation. This is due to the customer benefitting from the installation, the customer’s ability to utilize a third-party to perform the installation if desired, no significant modification or customization is part of the installation, no significant integration of installation with operating the ATMs and installation does not affect the operating of the ATMs performance obligation (discussed below). This results in installation services being capable of being distinct and distinct in the context of the contract.

The Company is responsible under the White Label service for operating the ATMs on behalf of the customer over the month. The promises that are in the contract may vary each day, for instance performing cash logistics services, testing or repairing the machines. However, these services are highly integrated to provide a combined output (operating ATMs for the customer). These are not services that the Company offers separately and by providing them together, it ensures a cohesive and effective approach to operating the ATMs for the customer. This integrated approach is critical to the value that the Company is offering the customer. As such, given the interrelated nature of the service, this results in a single performance obligation, in accordance with ASC 606-10-25-21(a).

This single performance obligation meets the definition of continuous service obligation due to the Company continuously managing operations of their ATM. There is no defined number of services that are provided each month. The Company is required to provide the same service each month to operate the ATMs, pricing resets each month and customer does not make separate purchase decisions. Each fulfilment activity may have separate pricing but the approval for these services is considered perfunctory, as these activities are all necessary to ensure that the ATMs operate in accordance with the terms of the service agreement.

United States Securities and Exchange Commission

January 12, 2024

The Company evaluated if this meets the definition of a series. Each increment of the promised service to operate the machines (i.e. each day) is distinct in accordance with paragraph 606-10-25-19. This is because the customer can benefit from each increment of service on its own (it is capable of being distinct) and each increment of service is separately identifiable because no day of service significantly modifies or customizes another and no day of service significantly affects either the entity's ability to fulfill another day of service or the benefit to the customer of another day of service. Therefore, the days are substantially the same and have the same pattern of transfer. Therefore, this meets the criteria to be considered part of a series.

One of the promises included in operating the ATM performance obligation is providing Company owned ATMs to the customer. The Company elected the expedient in ASC 842-10-15-42A, which permits the combining the lease and non-lease components together if the lease component has the same timing and pattern of transfer as the non-lease component and the lease component is an operating lease. Both of these conditions are met. Given that that the predominant obligation is the non-lease component (servicing the ATM), the Company, in accordance with ASC 842-10-15-42B, will account for the performance obligation under the terms of ASC 606.

The Company generally charges a fixed fee for installation and a fixed fee each month for operating the ATMs, The fixed fees collected are allocated to the performance obligations based on an adjusted market assessment approach.

The Company charges the customer for services necessary to operate the ATMs, including repairs and cash logistics. The fees are included in the contract. The fees meet the definition of variable consideration, as it is dependent on the specific service performed, which is not known before each service term. The Company applies the variable consideration allocation exception, as noted in ASC 606-10-32-39(b). This is met due to the variable payment being specific to the Company transferring a specific service and the allocation is consistent with the allocation objective in ASC 606-10-32-28. As such, the Company recognizes the variable transaction fee when they perform the specific service to which it relates.

The Company is considered the principal, as it controls any third-party good or service before it is transferred to the customer.

The prices for additional services and reimbursement of costs do not meet the definition of a material right, as the services included have separate pricing are not considered an additional good or service but part of the existing contract. These services are considered perfunctory, as they are necessary for the Company to fulfill its performance obligation to operate the machines on behalf of the customer.

For operating the ATM, revenue is recognized straight line over the requisite service period, which is typically one month, for operating the ATM. For installation, revenue is recognized at the point in time when installation is complete. The variable fees are recognized in the month in which it has earned the fee.”

29.	Please address the following regarding the Service Level Agreement dated July 1, 2022 requiring the Company to provide ATM services at least 99% of the time:

•	If there was any additional consideration provided to the Company for the 99% required ATM service in addition to the fixed monthly fee paid by the government of El Salvador. If so, quantify in the periods presented;
•	What the penalties are for failure to meet the 99% required ATM service;
•	How the 99% required ATM service is determined, and by whom; and
•	Your consideration of the 99% required ATM service as a distinct performance obligation under the agreements and the authoritative literature you relied upon to form your conclusions.

United States Securities and Exchange Commission

January 12, 2024

RESPONSE:

In response to Staffs comments, please note that the 99% required ATM service is the benchmark to which we must meet in order to meet our required performance obligation to provide a continuous service to operate the ATMs. This is comparable to a warranty under the guidance, as it is our promise that our services will meet their requirements.

Failure to meet this benchmark would permit them to terminate the SLA if this occurs three times without notice. This is not considered a substantive penalty, as the MSA, which governs the SLA, permits them to terminate the SLA at any point with 30-day notice without cause.

Definition of “Core ATM Services” means the services provided by Athena that enables Users to use the Republic ATMs to deposit, sell, buy, and withdraw Bitcoin. The Core ATM Services shall include ATM operations in the United States and in the Republic of El Salvador, customer service, maintenance services, and meetings with Chivo, and any other related services communicated by Chivo to Athena. Except for scheduled maintenance, the Company must ensure that ATMs are able to provide this Core ATM service during the period.

The Company has removed mention of this, as the performance obligation is to operate the ATMs on behalf of the customer. The 99% is just the benchmark to evaluate if the performance obligation is met. Given that the penalty is substantive for this and is more akin to a warranty, disclosure is not considered necessary.

Expenses Paid in Crypto Assets, page F-43

30.	Please confirm for us whether you recognize gain or loss on the derecognition of crypto assets used to pay expenses based on the cost to acquire or the current carrying value of cost less impairment, and revise your disclosure accordingly.

RESPONSE:

In response to Staffs comments, please note that the Company recognizes gain/loss based on the difference of the amount owed to the vendor and the carrying value of the crypto assets cost, less impairment. Updated disclosure shown below has been included on page F-48 of the Amendment.

“We record invoices from vendors in the appropriate expense category, in the correct time period in which services were provided, in USD and for vendors who elect to be paid in crypto assets, we transfer the crypto assets at market value at the time of transfer in line with ASC 820 – Fair Value Measurement. We recognize as a gain or loss, the difference between the current carrying value of the crypto asset, less impairment and its value at the time of transfer to cost of revenues on the Consolidated Statement of Operations and Comprehensive Income (Loss).”

31.	You disclose losses related to the derecognition of crypto assets used to pay expenses of $X and $X for the fiscal years ended December 31, 2022 and 2021. Please revise to disclose the amounts.

RESPONSE:

In response to Staffs comments, the Company has revised to disclose the following amounts as shown on page F-48 of the Amendment and below:

“For the year ended December 31, 2022 and 2021, the Company had losses related to the derecognition of crypto assets of $31,514 and $524,299, respectively.”

United States Securities and Exchange Commission

January 12, 2024

Crypto Assets Held, page F-43

32.	Please revise your next amendment to respond to the following items regarding your impairment testing process for crypto assets:

•	Disclose in detail how often you assess impairment and the timing of the quoted price used in your assessment;
•	Disclose where you obtain the quoted price of the crypto asset;
•	Disclose how you determine your principle market under ASC 820-10-35-5; and
•	Disclose whether or not you evaluate multiple units (or fractional units) of digital currencies.

RESPONSE:

In response to Staffs comments, please note the following:

1. The Company assesses impairment monthly and uses the quoted price as of the end of each month.

2. The Company utilizes Coinmarketcap, which aggregates the fair market price of the crypto assets amongst the most common crypto exchanges.

3. The Company’s principal markets are the largest crypto exchanges such as Coinbase, Kraken and Binance, which have a price that is aggregated on Coinmarketcap.com. Crypto assets are able to be traded by the Company on these exchanges in all jurisdictions.

4. The Company evaluates fractional units of digital currencies.

Page F-14 of the Amendment:

“Crypto Assets Held

Crypto assets are considered indefinite-lived intangible assets under ASC 350, Intangibles—Goodwill and are initially measured at cost and are not amortized. As intangible assets, the crypto assets held are initially recorded at cost and tested for impairment at the end of the month. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured in its principal market. The Company identifies publicly available crypto pricing through Coinmarketcap.com, which is an aggregation of crypto prices amongst the most commonly used crypto exchanges. These markets are accessible to the Company in each of its markets in which it operates in, therefore coinmarketcap.com is concluded to depict the prices that reflect the Company’s principal market. Impairment is performed for fractional units of the crypto assets.

The Company assigns cost to transactions on a first-in, first-out basis. Gains on such assets are not recorded or recognized until their final disposition. The impairment of crypto assets held are recorded as cost of revenues. For the nine months ended September 30, 2023 and September 30, 2022, the Company had impairment charges related to crypto assets held of $9,000 and $205,000, respectively, which are included in the cost of revenues on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). For the three months ended September 30, 2023 and September 30, 2022, the Company had impairment charges related to crypto assets held of $9,000 and $6,000, respectively, which are included in the cost of revenues on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).”

United States Securities and Exchange Commission

January 12, 2024

33.	Please tell us if you record impairment if the fair value of your crypto assets decreases below the initial cost basis or the carrying value at any time during the assessed period. If true, please revise your next amendment to state this in your impairment policy for crypto assets.

RESPONSE:

In response to Staff’s comments, please note that the Company has an impairment policy where there is an impairment evaluation that occurs at the end of each month. The Company has revised the disclosure on page F-14 of the Amendment and as shown above in our response to Comment 32.

Please note that the Company typically does not hold Bitcoin for longer than two (2) days, resulting in the quantitative impact of impairment if performed during the month being immaterial.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Robert S. Matlin at (212) 536-4085 or Iwona Alami at (949) 760-6880.

Very truly yours.

By: /s/ Matias Goldenhorn
Chief Executive Officer

cc: Robert S. Matlin, Esq.
cc: Iwona Alami, Esq.